October 4, 2018

Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, N.E.
Washington, DC 20549

Attention:
Mark Brunhofer, Senior Staff Accountant
Mary Mast, Senior Staff Accountant

Re: Avadel Pharmaceuticals plc
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 16, 2018 and Amended April 30, 2018
Form 10-Q for the Quarterly Period Ended June 30, 2018
Filed August 7, 2018
File No. 001-37977

Ladies and Gentlemen:

Avadel Pharmaceuticals, Inc. (“Avadel”, the “Company”, “we”, “us” or “our”) submits this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 20, 2018 (the “Comment Letter”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2017 filed with the Commission on March 16, 2018 and amended April 30, 2018, and the Company’s Form 10-Q for the quarterly period ended June 30, 2018 (File No. 001-37977) filed with the Commission on August 7, 2018.

In this letter, we have referred to the Staff’s comment in the Comment Letter in italicized, bold type, and have followed it with Avadel’s response to the Staff’s comments.

Form 10-Q for the Quarterly Period Ended June 30, 2018
Notes to the Unaudited Condensed Consolidated Financial Statements
Note 3: Revenue Recognition
Periods commencing January 1, 2018
Reserves to reduce Gross Revenues to Net Revenues, page 11

1. Regarding your product sale revenue, please tell us the amount of each adjustment recorded during 2018 to your gross-to-net variable consideration estimates made as of January 1, 2018 upon adoption of ASC 606 and your consideration for disclosing this information under ASC 606-10-50-10b and 50-12A. In your response, tell us the amount, if any, you reflected in 2018 for any price concessions for inventory in the distribution channel and recorded as revenue as of the January 1, 2018 ASC 606 adoption date for Bloxiverz or Akovaz given the increased competition for these products.

With respect to the Staff´s comment above concerning ASC 606-10-50-10b, such guidance states:

“An entity shall provide an explanation of the significant changes in the contract asset and the contract liability balances during the reporting period. The explanation shall include qualitative and quantitative information. Examples of changes in the entity’s balances of contract assets and contract liabilities include any of the following:

a.	Changes due to business combinations

b.
Cumulative catch-up adjustments to revenue that affect the corresponding contract asset or contract liability, including adjustments arising from a change in the measure of progress, a change in an estimate of the transaction price (including any changes in the assessment of whether an estimate of variable consideration is constrained), or a contract modification…”

We advise the Staff that Avadel did not have any contract asset or contract liability balances related to product sales recorded upon adoption of ASC 606, Revenue from Contracts with Customers, on January 1, 2018 or at June 30, 2018. We recognize product sales when control is transferred, typically upon receipt by the customer, which is the same time at which the related performance obligations are completely satisfied. Therefore, we do not have any contract asset or contract liability balances recorded related to product sales.

Avadel has one contract liability balance of $1,724 thousand related to license revenue which was recorded as “Deferred revenue” within our unaudited condensed consolidated balance sheet as of June 30, 2018. The Company periodically adjusts this contract liability due to changes in our progress in fulfilling certain performance obligations.

ASC 606-10-50-12A states:

“An entity shall disclose revenue recognized in the reporting period from performance obligations satisfied (or partially satisfied) in previous periods (for example, changes in transaction price)”

We monitor the impact on current period revenue related to performance obligations satisfied in previous periods. For Avadel, such impacts most commonly arise from changes in gross-to-net variable consideration estimates for chargebacks, Medicaid rebates and product returns. Other gross-to-net variable consideration estimates, including those for payment discounts and rebates, are not significantly impacted by adjustments related to performance obligations satisfied in previous periods.

With respect to the Staff’s question regarding the impact of price concessions for Bloxiverz and Akovaz inventory in the distribution channel as of January 1, 2018 and recorded as revenue prior to January 1, 2018, we advise the Staff that price concessions have had the largest impact on our gross-to-net variable consideration estimates for product returns. As is common in the pharmaceuticals industry, Avadel provides product return credit to our customers at the lower of the current or original selling price. Due to these price concessions granted primarily during the second quarter, we reduced our product return accruals during the six months ended June 30, 2018 as we expect to give credit for future returned product at lower prices than our previous estimates as of January 1, 2018. Regarding the change in estimates for chargebacks and

Medicaid rebates, these adjustments arose due to other changes in estimates not associated with price.

We have determined that the impact of each of the above items, individually and in the aggregate was not material. We make materiality assessments using the quantitative and qualitative guidelines as indicated in Staff Accounting Bulletin 99, Materiality. In making our determination for the above items, among the other qualitative factors considered was that the impact was lower than 3% of total revenues for the six-month period ended June 30, 2018. As a result, no disclosures as required by ASC 606-10-50-10b and ASC 606-10-50-12A were included in our unaudited condensed consolidated financial statements for that same period. In future reporting periods, we will continue to review for these types of impacts and will either disclose as appropriate should they become material or explicitly indicate that such amounts were immaterial.

We acknowledge our responsibility for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We trust our responses adequately and completely answer your questions. Please direct any further questions or comments to Mike Kanan, Senior VP and CFO or me. Both of us can be reached at 636-449-1830.

Very truly yours,

AVADEL PHARMACEUTICALS, PLC

/s/ DAVE GUSKY
_______________________
Dave Gusky
Corporate Controller and Chief Accounting Officer